UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            PATHOGENESIS CORPORATION
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                                (Name of Issuer)

                    Common Stock (par value $.001 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    70321E104
                               ------------------
                                 (CUSIP Number)

                              Stephen H. Kay, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 24, 1998
                  ---------------------------------------------
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 70321E104    |                         |    Page 2 of 6 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  Fred Wilpon                                                     |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |  00                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  U.S.A.                                                          |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   52,366 including                                  |
|                |     |   (all 52,366 shares underlying options)            |
|                |-----|-----------------------------------------------------|
|   NUMBER OF    |  8  |   SHARED VOTING POWER                               |
|     SHARES     |     |   819,000 (as of the filing date of this report)    |
|  BENEFICIALLY  |     |   764,750 (as of June 24, 1998)                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   52,366 including                                  |
|      WITH      |     |   (all 52,366 shares underlying options)            |
|                |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   819,000 (as of the filing date of this report)    |
|                |     |   764,750 (as of June 24, 1998)                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |  871,366 (as of the filing date of this report)                  |
|         |  817,116 (as of June 24, 1998)                                   |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |  5.4% (as of the filing date of this report)                     |
|         |  5.0% (as of June 24, 1998)                                      |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

Item 1.   Security and Issuer.

     The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 201 Elliott Avenue West, Seattle, Washington 98119.


Item 2.   Identity and Background.

     (a) The name of the person filing (the "Filing Person") this Schedule is Fred Wilpon.

     (b) The business address of the Filing Person is c/o Sterling PathoGenesis Company, 575 Fifth Avenue, New York, New York 10017

     (c) Mr. Wilpon is President and Chief Executive Officer of the New York Mets baseball team, co-founder of and Chairman of the Board of Sterling Equities, Inc. (real estate developer), 575 Fifth Avenue, New York, New York 10017, and co-founder of and Director of the Company.

     (d) Mr. Wilpon has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Wilpon has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Wilpon is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          800,000 shares of Common Stock of the Company are held by Sterling PathoGenesis Company ("Sterling"), of which the Filing Person is managing partner, and were purchased with funds from Sterling. 19,000 shares are held by the Filing Person (9,000 shares jointly with spouse and 10,000 shares jointly with a partner in Sterling) outside of Sterling, and were purchased with personal funds.

Item 4.   Purpose of Transaction.

     On June 24, 1998, Sterling purchased 17,000 shares of Common Stock. Prior to June 24, 1998, Sterling purchased 741,750 shares of Common Stock. Between June 24, 1998 and the filing of this report, Sterling purchased 41,250 shares of Common Stock. Such purchases were made for investment.

     Except as provided herein, the Filing Person has no plans or proposals which would relate to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

          (c) a sale or transfer of a material amount of assets of the Company;

          (d) any change in the present board of directors or management of the Company;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          (a) The equity securities to which this statement relates consists of 871,366 shares of Common Stock, including (i) 800,000 shares of Common Stock owned by Sterling (ii) 10,000 shares of Common Stock owned jointly by the Filing Person and his spouse, (iii) 9,000 shares of Common Stock owned jointly by the Filing Person and a partner in Sterling and (iv) 52,366 shares of Common Stock issuable upon the exercise of stock options (the "Options") held by Mr. Wilpon at exercise prices ranging between $12.00 and $37.125 per share. These equity securities represent approximately 5.4% of the outstanding shares of Common Stock of the Company. The Options are currently exercisable and expire on dates ranging between July 6, 2000 and June 3, 2008.

Mr. Wilpon disclaims beneficial ownership of the 800,000 shares held by Sterling and the 10,000 shares held jointly with a partner in Sterling, except to the extent of his pecuniary interest. Certain other partners in Sterling hold securities of the Company outside of Sterling.

          (b) Mr. Wilpon has the sole power to vote and dispose of the 52,366 shares of Common Stock underlying the Options, shared power to vote the 800,000 shares of Common Stock held by Sterling, shared power to vote the 9,000 shares of Common Stock held jointly with his spouse and shared power to vote the 10,000 shares of Common Stock held jointly with a partner in Sterling.

          (c) During the 120 days preceding the filing of this report, the only transaction involving Common Stock were open market purchases by Sterling (81,250 shares purchased between June 23, 1998 and August 4, 1998 at prices ranging between $26.44 and $29.56 per share), the joint open market purchases with Mr. Wilpon (10,000 shares purchased on June 18, 1998 with a partner in Sterling at $29.00 per share and 9,000 shares purchased on June 18, 1998 with his spouse at $28.438 per share) and the issuance of options to Mr. Wilpon on June 3, 1998 to purchase 8,000 shares of Common Stock pursuant to the Company's 1997 Stock Option Plan at an exercise price of $33.25 per share.

          (d) Sterling has the right to receive proceeds from the sale of any of the 800,000 shares of Common Stock held by Sterling; Mr. Wilpon's spouse has the right to receive proceeds from the sale of any of the 9,000 shares of Common Stock held jointly with Mr. Wilpon; and a partner in Sterling has the right to receive proceeds from the sale of any of the 10,000 shares of Common Stock held jointly with Mr. Wilpon.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to the 1997 Stock Option Plan, a copy of which is incorporated by reference to the Company's Schedule 14A (Annex A) filed with the Securities and Exchange Commission ("SEC") on April 29, 1997; the 1996 Stock Option Plan for Non-Employee Directors, a copy of which is incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Exhibit 4.3); and the 1992 Stock Option Plan, a copy of which is incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-97070 (Exhibit 3.1).

Item 7.   Materials to be Filed as Exhibits.

          1. The 1997 Stock Option Plan, a copy of which is incorporated by reference to the Company's Schedule 14A (Annex A) filed with the SEC on April 29, 1997.

          2. The 1996 Stock Option Plan for Non-Employee Directors, a copy of which is incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Exhibit 4.3).

          3. The 1992 Stock Option Plan, a copy of which is incorporated by reference to the Company's Registration Statement on Form S-1, File No. 33-97070 (Exhibit 3.1).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated: September 2, 1998                                   /s/ Fred Wilpon
                                                           ---------------------
                                                           Fred Wilpon